OMB APPROVAL
OMB Number: 3235-0145
Expires: October 31, 2002
Estimated average burden hours per response. . . 14.90

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 8)

Under the Securities Exchange Act of 1934

United Park City Mines Company

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

911315109

(CUSIP Number)

Stephen L. Farley

Labrador Partners L.P.

780 3rd Ave., Suite 3801

New York, NY 10017

(212) 421-8741

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 26, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 17 C.F.R. 240.13d-1(e), 17 C.F.R. 240.13d-1(f), or 17 C.F.R. 240.13d-1(g), check the following box. [ ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 17 C.F.R. 240.13d-7 for other parties to whom copies are to be sent.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (03-00) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 911315109

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Labrador Partners L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)   [X]
(b)   [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)

N/A

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

Delaware

Number of Units Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 367,000 9. Sole Dispositive Power 0 10. Shared Dispositive Power 2,722,786 (See Item 5(a) for disclaimer)

11. Aggregate Amount Beneficially Owned by Each Reporting Person

2,722,786 (See Item 5(a) for disclaimer)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)

83.8%

14. Type of Reporting Person (See Instructions)

PN

CUSIP No. 911315109

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Eileen Farley

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)   [X]
(b)   [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)

N/A

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

United States

Number of Units Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 5,700 8. Shared Voting Power 0 9. Sole Dispositive Power 0 10. Shared Dispositive Power 2,722,786 (See Item 5(a) for disclaimer)

11. Aggregate Amount Beneficially Owned by Each Reporting Person

2,722,786 (See Item 5(a) for disclaimer)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)

83.8%

14. Type of Reporting Person (See Instructions)

IN

CUSIP No. 911315109

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Eileen Farley Trust

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)   [X]
(b)   [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)

N/A

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New Jersey

Number of Units Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 6,900 9. Sole Dispositive Power 0 10. Shared Dispositive Power 2,722,786 (See Item 5(a) for disclaimer)

11. Aggregate Amount Beneficially Owned by Each Reporting Person

2,722,786 (See Item 5(a) for disclaimer)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)

83.8%

14. Type of Reporting Person (See Instructions)

OO

CUSIP No. 911315109

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

John Farley Trust

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)   [X]
(b)   [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)

N/A

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New Jersey

Number of Units Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 6,500 9. Sole Dispositive Power 0 10. Shared Dispositive Power 2,722,786 (See Item 5(a) for disclaimer)

11. Aggregate Amount Beneficially Owned by Each Reporting Person

2,722,786 (See Item 5(a) for disclaimer)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)

83.8%

14. Type of Reporting Person (See Instructions)

OO

CUSIP No. 911315109

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

J. C. Walter

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)   [X]
(b)   [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)

N/A

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

United States

Number of Units Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 7,600 8. Shared Voting Power 0 9. Sole Dispositive Power 0 10. Shared Dispositive Power 2,722,786 (See Item 5(a) for disclaimer)

11. Aggregate Amount Beneficially Owned by Each Reporting Person

2,722,786 (See Item 5(a) for disclaimer)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)

83.8%

14. Type of Reporting Person (See Instructions)

IN

CUSIP No. 911315109

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

T. Y. Wong Foundation, Inc.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)   [X]
(b)   [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)

N/A

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

British Virgin Islands

Number of Units Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 17,000 9. Sole Dispositive Power 0 10. Shared Dispositive Power 2,722,786 (See Item 5(a) for disclaimer)

11. Aggregate Amount Beneficially Owned by Each Reporting Person

2,722,786 (See Item 5(a) for disclaimer)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)

83.8%

14. Type of Reporting Person (See Instructions)

OO

CUSIP No. 911315109

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Eleanor Wong

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)   [X]
(b)   [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)

N/A

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

Singapore

Number of Units Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 17,000 9. Sole Dispositive Power 0 10. Shared Dispositive Power 2,722,786 (See Item 5(a) for disclaimer)

11. Aggregate Amount Beneficially Owned by Each Reporting Person

2,722,786 (See Item 5(a) for disclaimer)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)

83.8%

14. Type of Reporting Person (See Instructions)

IN

CUSIP No. 911315109

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Trust f/b/o John S. Farley Under the Uniform Gift to Minors Act

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)   [X]
(b)   [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)

N/A

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Units Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 229 9. Sole Dispositive Power 0 10. Shared Dispositive Power 2,722,786 (See Item 5(a) for disclaimer)

11. Aggregate Amount Beneficially Owned by Each Reporting Person

2,722,786 (See Item 5(a) for disclaimer)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)

83.8%

14. Type of Reporting Person (See Instructions)

OO

CUSIP No. 911315109

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Trust f/b/o Grace Farley Under the Uniform Gift to Minors Act

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)   [X]
(b)   [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)

N/A

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Units Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 229 9. Sole Dispositive Power 0 10. Shared Dispositive Power 2,722,786 (See Item 5(a) for disclaimer)

11. Aggregate Amount Beneficially Owned by Each Reporting Person

2,722,786 (See Item 5(a) for disclaimer)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)

83.8%

14. Type of Reporting Person (See Instructions)

OO

CUSIP No. 911315109

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Stephen L. Farley

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)   [X]
(b)   [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)

N/A

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

United States

Number of Units Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 380,858 9. Sole Dispositive Power 0 10. Shared Dispositive Power 2,722,786 (See Item 5(a) for disclaimer)

11. Aggregate Amount Beneficially Owned by Each Reporting Person

2,722,786 (See Item 5(a) for disclaimer)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)

83.8%

14. Type of Reporting Person (See Instructions)

IN

Item 1. Security and Issuer

This Amendment No. 8 is being filed with the Securities and Exchange Commission (the "Commission") and amends: the statement on Schedule 13D (the "Statement") which was filed with the Commission on July 9, 1997; Amendment No. 1 to the Statement which was filed with the Commission on August 25, 1997; Amendment No. 2 to the Statement which was filed with the Commission on October 20, 1997; Amendment No. 3 to the Statement which was filed with the Commission on November 19, 1997; Amendment No. 4 which was filed with the Commission on December 31, 1997; Amendment No. 5 which was filed with the Commission on December 31, 1997; Amendment No. 6 which was filed with the Commission on April 21, 1998 and Amendment No. 7 which was filed with the Commission on February 27, 2002; each with respect to the common stock, par value $0.01 per share ("Common Stock"), of United Park City Mines Company, a Delaware corporation (the "Issuer"), with its principal executive offices located at P.O. Box 1450 Park City, Utah 84060. Capitalized terms used herein and not otherwise defined in this Amendment No. 8 have the meanings set forth in the Statement. Except as specifically provided herein, this Amendment No. 8 does not modify any of the information previously reported in the Statement.

The Reporting Persons (as defined below) are making a single joint filing pursuant to Rule 13d-1(k).

* * *

Items 2, 3, 4, 5, 6 and 7 are hereby amended as follows with respect to the transaction described in Item 4:

Item 2. Identity and Background

 ITEM 2(A) NAME OF PERSONS FILING:

 The names of the persons filing this Schedule 13D are Labrador Partners L.P., a Delaware partnership; Eileen Farley; Eileen Farley Trust, a New Jersey trust; John Farley Trust, a New Jersey trust; J. C. Walter; T. Y. Wong Foundation, Inc., a British Virgin Islands corporation; Eleanor Wong; Trust f/b/o John S. Farley, a New York trust; Trust f/b/o Grace Farley, a New York trust; and Stephen Farley (collectively, the "Reporting Persons").

The Reporting Persons are making a single joint filing pursuant to Rule 13d-1(k).

ITEM 2(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The business address for each of the Reporting Persons, other than T. Y. Wong Foundation, Inc., is 780 3rd Ave., Suite 3801, New York, NY 10017. The business address for T. Y. Wong Foundation, Inc. is P.O. Box 71, Craigmuir Chamber, Road Town, Tortolo, British Virgin Islands.

ITEM 2(C) PRINCIPAL BUSINESS OR OCCUPATION:

Labrador Partners L.P. is an investment vehicle. Each of Eileen Farley, J. C. Walter, Eleanor Wong and Stephen Farley is a private investor. Each of Eileen Farley Trust, John Farley Trust, Trust f/b/o John S. Farley, Trust f/b/o Grace Farley and T. Y. Wong Foundation, Inc. holds assets for investment purposes.

ITEMS 2(D) AND (E):

During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 2(F) CITIZENSHIP:

See Item 2(A) above for the place of organization for each of the entities. Each of Eileen Farley, J. C. Walter and Stephen Farley is a citizen of the United States of America. Eleanor Wong is a citizen of Singapore.

Item 3. Source and Amount of Funds or Other Consideration

N/A

Item 4. Purpose of Transaction

The Reporting Persons entered into a Agreement and Plan of Merger (the "Agreement") by and among the Reporting Persons, other Company stockholders, the Company, Capital Growth Partners, LLC ("CGP") and CGP Acquisition, Inc. ("CGP Acq."), pursuant to which CGP Acq. will merge with and into the Company resulting in the Company becoming a wholly owned subsidiary of CGP (the "Merger"), further resulting in CGP acquiring shares of the Company's common stock owned by the Reporting Persons and which are being reported on this Schedule 13D (the "Shares"). The Shares will be transferred if the closing of the Agreement is effected. If the Merger is consummated, the Reporting Persons are unaware of CGP's plans or proposals regarding the Shares.

Except as described above, as of the date of this Schedule 13D, none of the Reporting Persons has any present plans or proposals of a type requiring disclosure under Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

ITEM 5(A) AND 5(B): According to information provided to the Reporting Persons by Equiserve, the transfer agent for the Company's common stock, as of August 25, 2002, the total number of shares of the Company's common stock outstanding was 3,249,423. As of the date of the Agreement, the Reporting Persons beneficially owned an aggregate of 2,722,786 shares of the Company's common stock, or 83.8% of the outstanding shares, which are all being acquired by CGP pursuant to the Agreement. Of the 2,722,786 shares being sold, the Reporting Persons hold of record 411,158 shares. The remaining balance of 2,311,628 shares are held of record by other selling stockholders as described below. The number of shares of the Company's common stock and percentages of the outstanding shares of the Company's common stock beneficially owned by each of the respective Reporting Persons (including the shares referred to in paragraph (c) of this Item 5) are as follows:

Labrador Partners L.P.: 2,722,786, or 83.8% of the shares outstanding

Eileen Farley: 2,722,786, or 83.8% of the shares outstanding

Eileen Farley Trust: 2,722,786, or 83.8% of the shares outstanding

John Farley Trust: 2,722,786, or 83.8% of the shares outstanding

J. C. Walter: 2,722,786, or 83.8% of the shares outstanding

T. Y. Wong Foundation, Inc.: 2,722,786, or 83.8% of the shares outstanding

Eleanor Wong: 2,722,786, or 83.8% of the shares outstanding

Trust f/b/o John S. Farley: 2,722,786, or 83.8% of the shares outstanding

Trust f/b/o Grace Farley: 2,722,786, or 83.8% of the shares outstanding

Stephen L. Farley: 2,722,786, or 83.8% of the shares outstanding

In addition to the foregoing parties, Loeb Investors Co. XL, Tivoli Partners LP, Peter Kenner Cust FBO Nicholas Kenner, IRA FBO Peter I. Kenner, Katherine Irene Kenner Trust, Peter Kenner Cust FBO Katherine I. Kenner, P. Kenner & B. Kenner Trust and Peter Kenner Annuity Trust are parties to the Agreement and are the holders of record of 2,311,628 shares of the Company, in the aggregate.

Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended, the Reporting Persons disclaim beneficial ownership of the shares being reported on this Schedule 13D other than the shares which are held of record or beneficially owned, which are set forth as follows:

Labrador Partners L.P.: 367,000

Eileen Farley: 5,700

Eileen Farley Trust: 6,900

John Farley Trust: 6,500

J. C. Walter: 7,600

T. Y. Wong Foundation, Inc.: 17,000

Eleanor Wong: 17,000

Trust f/b/o John S. Farley: 229

Trust f/b/o Grace Farley: 229

Stephen L. Farley: 380,858 (includes Labrador Partners L.P., Eileen Farley Trust, John Farley Trust, Trust f/b/o John S. Farley and Trust f/b/o Grace Farley)

ITEM 5(C): The Reporting Persons entered into the Agreement for the acquisition by CGP of the Shares. The Shares will be transferred if the closing of the Agreement is effected.

 ITEM 5(D): N/A

ITEM 5(E): As of the date of the Agreement, in the aggregate, the Reporting Persons remained the beneficial owners of more than five percent of the Company's common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the Agreement described in Item 4, none of the Reporting Persons has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

EXHIBIT NO.	DESCRIPTION
A (1)

Agreement of Joint Filing by and among Labrador Partners L.P., Eileen Farley, Eileen Farley Trust, John Farley Trust, J. C. Walter, T. Y. Wong Foundation, Eleanor Wong, Trust f/b/o John S. Farley, Trust f/b/o Grace Farley and Stephen Farley.

B (2)	Agreement and Plan of Merger between the Reporting Persons, other Company stockholders, the Company, CGP and CGP Acq.
  Previously filed as Exhibit A to Schedule 13D for the Reporting Persons on February 27, 2002 (SEC File # 005-13789).
  Previously filed as Exhibit 10.1 to the Current Report on Form 8-K for United Park City Mines Company on August 27, 2002 (SEC File # 001-03753).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September [__], 2002

By: ______________________________

Stephen L. Farley, individually and as

managing general partner of Labrador

Partners L.P. and as trustee of each of

Eileen Farley Trust, John Farley Trust,

Trust f/b/o John S. Farley and Trust

f/b/o Grace Farley

By: ______________________________

Eleanor Wong, as individual and as

trustee of T.Y. Wong Foundation

J. C. Walter

____________________________________

Name: J. C. Walter

Eileen G. Farley

____________________________________

Name: Eileen G. Farley

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
A (1)

Agreement of Joint Filing by and among Labrador Partners L.P., Eileen Farley, Eileen Farley Trust, John Farley Trust, J. C. Walter, T. Y. Wong Foundation, Eleanor Wong, Trust f/b/o John S. Farley, Trust f/b/o Grace Farley and Stephen Farley.

B (2)	Agreement and Plan of Merger between the Reporting Persons, other Company stockholders, the Company, CGP and CGP Acq.
  Previously filed as Exhibit A to Schedule 13D for the Reporting Persons on February 27, 2002 (SEC File # 005-13789).
  Previously filed as Exhibit 10.1 to the Current Report on Form 8-K for United Park City Mines Company on August 27, 2002 (SEC File # 001-03753).